UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-220233-05

GM FINANCIAL CONSUMER AUTOMOBILE RECEIVABLES TRUST 2019-1

(Exact name of registrant as specified in its charter)

C/O AMERICREDIT FINANCIAL SERVICES, INC.

801 CHERRY STREET, SUITE 3500

FORT WORTH, TEXAS 76102

(817) 302-7000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

CLASS A-1 Fixed Rate Automobile Receivables Backed Notes

CLASS A-2-A Fixed Rate Automobile Receivables Backed Notes

CLASS A-3 Fixed Rate Automobile Receivables Backed Notes

CLASS A-4 Fixed Rate Automobile Receivables Backed Notes

CLASS B Fixed Rate Automobile Receivables Backed Notes

CLASS C Fixed Rate Automobile Receivables Backed Notes

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☒

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934 GM Financial Consumer Automobile Receivables Trust 2019-1 has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 31, 2022	GM Financial Consumer Automobile Receivables Trust 2019-1
	By:	AmeriCredit Financial Services, Inc., d/b/a GM Financial, as Servicer

	By:	/s/ Randal L. Willis
	Name:	Randal L. Willis
	Title:	Senior Vice President, Securitization and Conduit Reporting